

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2017

Jeff R. Baxter
Chief Executive Officer
VBI Vaccines Inc.
222 Third Street, Suite 2241
Cambrige, MA 02142

      Re: VBI Vaccines Inc.
             Registration Statement on Form S-3
             Filed May 15, 2017
             File No. 333-217995

Dear Mr. Baxter:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-3 filed May 15, 2017

Plan of Distribution, page S-14

1.   Your disclosure on the cover page and of the plan of distribution covered by the prospectus supplement included in the registration statement states that sales of your common shares may be made to or through a market maker. It further states that Canaccord may also sell your common shares by any other method permitted by law, including in privately negotiated transactions. Please tell us whether sales made to or through a market maker or sales made in privately negotiated transactions satisfy the "at the market offering" definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an "at the market offering" as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or

tell us why such additional filing would not be necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Kevin Friedman